February 16, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

RE:         Clear-Lite Holdings, Inc.
Withdrawal of Registration Statement on Form S-1
File Number: 333-169028

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”) Clear-Lite Holdings, Inc. (the “Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1 originally filed on August 24, 2010 (the “S-1 Registration Statement”).  No sales of the Company’s common stock have been or will be made pursuant to the S-1 Registration Statement.

The Company requests that in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the above-captioned registration statement be credited for future use.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the S-1 Registration Statement to the undersigned, facsimile number (561) 375-9125.

If you have any questions with respect to this matter, please contact me via telephone at (561) 544-6966.

Very truly yours,

/s/ Paul E. Niedermeyer
Paul E. Niedermeyer
Chief Executive Officer